PRICING SUPPLEMENT NO. AIG-FP-10	FILED PURSUANT TO RULE 424(b)(2)
DATED APRIL 26, 2007	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
FLOATING RATE CMT NOTES DUE MAY 8, 2008

Principal Amount: U.S.$25,000,000	Issue Date: May 8, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: May 8, 2008

Net Proceeds to Issuer: U.S.$25,000,000	Interest: A single U.S. dollar amount equal to the Principal Amount multiplied by the per annum rate of 1 Year CMT plus 65 basis points

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QBR8

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A
Interest Payment Date: May 8, 2008
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Lehman Brothers Inc.	U.S.$25,000,000	Capacity: ☐ Agent ☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Payment at Maturity:
The notes will be redeemed, on the Stated Maturity Date, at 100% of the principal amount of the notes plus Interest. If the Stated Maturity Date is not a New York business day, such sum will be payable on the following New York business day (without any interest or other payment in respect of such delay).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated using the date of acceleration as the Observation Date.
In case of default in payment of the notes, whether at the Stated Maturity Date or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the interest rate applicable as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes to the date payment of that amount has been made or duly provided for.

Other Provisions:

1 Year CMT:	Means the 1-year Constant Maturity US Treasury yield which appears on the Reuters Screen FRBCMT Page on the Observation Date. If such rate does not appear on the Reuters Screen FRBCMT Page or the Reuters Screen FRBCMT Page is unavailable, 1-Year CMT is the 1-year Constant Maturity US Treasury yield as set forth in Federal Reserve Statistical Release H.15 on the Observation Date.

Observation Date:	Means the day which is five (5) New York business days prior to the Stated Maturity Date or, in the case of an Event of Default and acceleration, the date of acceleration.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
The notes are “short-term notes” for U.S. federal income tax purposes. Please see especially the discussion of the U.S. federal income tax consequences of owning and disposing of “short-term notes” under the heading “United States Taxation —United States Holders — Original Issue Discount — Short-Term Notes” and “United States Taxation — United States Holders — Purchase, Sale and Retirement of the Notes” in the accompanying prospectus supplement.
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $2.7 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $185,762,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.